Exhibit 99.3

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FORM OF PROXY FOR THE THIRD EXTRAORDINARY GENERAL MEETING OF 2020 TO BE HELD ON THURSDAY, 5 NOVEMBER 2020

Number of shares to which this Proxy relates[1]
Type of shares (A Shares or H Shares) to which this Proxy relates[1]

I/We2

of

(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the

“Company”) hereby appoint the Chairman of the EGM (as defined below) or3 of

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the third extraordinary general meeting of 2020 of the Company to be held at Talimu Petroleum Hotel, 5 Beishatan, Chaoyang District, Beijing, the PRC on Thursday, 5 November 2020 at 9:00 a.m. and at any adjournment thereof (the “ EGM ”) as hereunder indicated in respect of the resolutions set out in the notice of EGM, and, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTION	FOR[4]	AGAINST[4]	ABSTAIN[4]
1	To consider and approve the following resolution in respect of continuing connected transactions:

“THAT, as set out in the circular dated 15 September 2020 issued by the Company to its shareholders (the “Circular”): the New Comprehensive Agreement entered into between the Company and China National Petroleum Corporation be and is hereby approved, ratified and confirmed and the execution of the New Comprehensive Agreement by Mr. Chai Shouping for and on behalf of the Company be and is hereby approved, ratified and confirmed; Mr. Chai Shouping be and is hereby authorised to make any amendment to the New Comprehensive Agreement as he thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions; and the Non-Exempt Continuing Connected Transactions and the proposed annual caps of the Non-Exempt Continuing Connected Transactions under the New Comprehensive Agreement, which the Company expects to occur in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved.”

Date:	2020	Signature(s)[5]:

Notes:

1.

Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.

2.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

3.

If any proxy other than the Chairman of the EGM is preferred, please delete the words “the Chairman of the EGM or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote by a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

4.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK IN THE BOX MARKED: “ABSTAIN”. THE SHARES ABSTAINED WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY. ANY VOTE WHICH IS NOT FILLED OR FILLED WRONGLY OR WITH UNRECOGNIZABLE WRITING OR NOT CAST WILL BE COUNTED AS “ABSTAINED”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice of EGM.

5.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

6.

Where there are joint holders of any shares, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the EGM, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shall alone be entitled to vote in respect thereof.

7.

To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the secretariat of the Board of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM (i.e., by not later than 9:00 a.m., on Wednesday, 4 November 2020). To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 17M Floor, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

8.	Unless otherwise indicated, the capitalized terms used in this form of proxy shall have the same meaning as those defined in circular of the EGM of the Company dated 15 September 2020.